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                          December 14, 2021

       Tiago Reis Marques
       Chief Executive Officer
       Pasithea Therapeutics Corp.
       1111 Lincoln Road, Suite 500
       Miami Beach, FL 33139

                                                        Re: Pasithea
Therapeutics Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 9,
2021
                                                            File No. 333-261573

       Dear Dr. Marques:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard Bass, Esq.